9605 Medical Center Drive, Suite 270
Rockville, Maryland 20850

August 20, 2018

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Irene Paik

Ms. Christine Westbrook

Re:	Synthetic Biologics, Inc.

Registration Statement on Form S-3

Filed August 1, 2018

File No. 333-226500

Dear Mss. Paik and Westbrook:

Synthetic Biologics, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it may become effective at 5:00 p.m. (New York City Time) on Wednesday, August 22, 2018, or as soon thereafter as reasonably practicable.

The Company hereby authorizes its legal counsel, Leslie Marlow and/or Patrick Egan of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457, or Mr. Egan at (914) 557-5574 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

SYNTHETIC BIOLOGICS, INC.

By:	/s/ Steven A. Shallcross
	Name: Title:	Steven A. Shallcross Interim Chief Executive Officer and Chief Financial Officer